

October 13, 2010

Mr. Thomas L. Tran
Senior Vice President and Chief Financial Officer
Wellcare Health Plans, Inc.
8725 Henderson Road, Renaissance One
Tampa, Florida   33634

      Re: Wellcare Health Plans, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed on April 30, 2010
              File No. 001-32209

Dear Mr. Tran:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief